

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Rohan Seth
Chief Financial Officer
CUTERA INC
3240 Bayshore Blvd.
Brisbane , California 94005

> **Re: CUTERA INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 8-K Filed February 22, 2022**
> **Form 8-K Filed December 7, 2022**
> **Response Letter Dated December 16, 2022**
> **File No. 000-50644**

Dear Rohan Seth:

We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

Form 8-K filed February 22, 2022

Exhibit 99.1

1. We note your response to prior comment 1. Please provide us with the disclosures you intend to provide in your next earnings release to explain to investors why you recognized no income tax expense adjustment on $13.8 million of non-GAAP net income in a three-year cumulative income position.

<u>Form 8-K filed December 7, 2022</u>

<u>Item 2.02. Results of Operations and Financial Condition.</u>

2.   We note your reconciliation of GAAP condensed consolidated statements of operations to non-GAAP condensed Consolidated Statements of operations for fiscal years 2019, 2020, 2021 and for the nine-months ended September 30, 2022. As previously requested in comment 3 in our letter dated November 4, 2022, we requested that you remove this type of presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. In your letter dated November 29, 2022, you stated, "...the Company will remove the presentation of non-GAAP condensed consolidated statements of operations. Instead, we will include tables reconciling each non-GAAP measure presented to the most comparable GAAP measure." Please advise. We refer you to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

    You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services